UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 10, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐             No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated October 10, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: October 10, 2014	By:	/s/“Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

NEWS RELEASE

John Whelen to become Chief Financial Officer effective Oct. 15

CALGARY, ALBERTA (October 10, 2014) - Enbridge Inc. (TSX:ENB)(NYSE:ENB) announced today John Whelen is appointed Executive Vice President and Chief Financial Officer effective October 15, 2014. J. Richard Bird will remain Executive Vice President, Corporate Development until his retirement on December 31, 2014.

As Chief Financial Officer, Mr. Whelen will assume executive responsibility for the Company’s finance and accounting functions, including financial reporting, treasury and corporate finance, tax, investor relations, risk management as well as finance system and process transformation.

Mr. Whelen has held roles of increasing responsibility over 22 years at Enbridge, including executive positions in treasury, risk management, corporate planning and development, and financial reporting. He served most recently as Senior Vice President, Finance and Senior Vice President, Corporate Development. He also served as the chief financial officer and then as president of the Enbridge Income Fund, where he led the business through a period of significant growth. Mr. Whelen has extensive experience in capital markets and has been instrumental in securing billions of dollars in growth capital funding for Enbridge.

“John brings deep experience to the position of Chief Financial Officer, and we’re pleased to have him assume this important role on our executive team,” said Al Monaco, President and Chief Executive Officer, Enbridge Inc. “Our ability to fill this role internally confirms the effectiveness of our succession management and leadership development program.”

On June 18, 2014, Enbridge announced Mr. Bird’s planned retirement by the end of 2014 and the split of his responsibilities into two separate roles of chief financial officer and chief development officer. Vern Yu was appointed Senior Vice President, Corporate Development; he will continue to report to Mr. Bird.

For two decades, Mr. Bird has been a key member of Enbridge’s executive leadership team and an important contributor to the company’s financial and operational success. Upon his retirement, he will remain on the boards of Enbridge Income Fund Holdings Inc. (TSX: ENF), Enbridge Commercial Trust, Enbridge Energy Company, Inc. (the general partner of Enbridge Energy Partners, L.P.), Enbridge Energy Management, L.L.C. (NYSE: EEQ), Gaz Métro and Noverco Inc. as an Enbridge nominee.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario,

Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Graham White	Adam McKnight
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5720
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com